Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

13 August 2013

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 9 July 2013 were carried at the Annual General Meeting of the company yesterday in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	353,566,812	22,285	5,400,873
2	Remuneration Report	328,962,091	29,829,076	198,803
3(a)	D Harrison re-election	355,926,923	3,019,165	43,882
3(b)	D McGauchie re-election	337,708,130	5,813,697	15,468,143
4	Fix external auditor remuneration	358,796,012	66,081	127,877
5	Grant ROCE RSUs to L Gries	356,243,601	1,739,439	189,224
6	Grant Relative TSR RSUs to L Gries	326,407,873	31,575,033	189,358

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley

(United Kingdom), James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719